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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1 )*

GIGABEAM CORPORATION
(NAME OF ISSUER)

COMMON STOCK
(TITLE OF CLASS OF SECURITIES)

37517W107
(CUSIP NUMBER)

DECEMBER 31, 2006
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

☐ Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06).

PAGE 1 OF 5 PAGES

CUSIP No. 37517W107

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
LOUIS S. SLAUGHTER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		979,286 (includes 30,000 shares issuable upon exercise of warrants)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		979,286 (includes 30,000 shares issuable upon exercise of warrants)

WITH:	8	SHARED DISPOSITIVE POWER:

150,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,129,286 (includes 30,000 shares issuable upon exercise of warrants)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

18.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

PAGE 2 OF 5 PAGES

Item 1(a).	Name of Issuer:

GigaBeam Corporation (the ”Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

470 Springpark Place, Suite 900
Herndon, VA 20170

Item 2(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is filed on behalf of Louis S. Slaughter (the "Reporting Person").

Item 2(b).	Address of Principal Business Office or, If None, Residence:

The business address of Mr. Slaughter is 470 Springpark Place, Suite 900, Herndon, VA 20170.

Item 2(c).	Citizenship:

Mr. Slaughter is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share.

Item 2(e).	CUSIP Number:

37517W107

Item 3.	Type of Reporting Person:

Not Applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

As of December 31, 2006 and as of the date of this Report, the Reporting Person beneficially owned 1,129,286 shares of the Issuer’s Common Stock consisting of 949,286 shares of the Issuer’s Common Stock owned directly, 30,000 shares of the Issuer’s Common Stock issuable upon exercise of warrants and 150,000 shares of the Issuer’s Common Stock owned by Bittersweet Holdings, LLC which the Reporting Person may be deemed to beneficially own because of his shared right to dispose of all of the shares of Common Stock of the Issuer owned by Bittersweet Holdings LLC.

PAGE 3 OF 5 PAGES

(b)	Percentage of Class:

18.1% based upon 6,227,826 shares of the Issuer’s common stock outstanding as of the date of this Report.

(c)	Number of Shares as to Which Such Person Has:

(i)	sole power to vote or direct the vote:

979,286 (includes 30,000 shares issuable upon exercise of warrants).

(ii)	shared power to vote or direct the vote:

N/A

(iii)	sole power to dispose or direct the disposition of:

979,286 (includes 30,000 shares issuable upon exercise of warrants).

(iv)	shared power to dispose or direct the disposition of:

150,000

Items 5-10.	Not applicable.

PAGE 4 OF 5 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

/s/ Louis S. Slaughter
LOUIS S. SLAUGHTER

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